STATEMENT OF FINANCIAL CONDITION

Tudor, Pickering, Holt & Co. Securities LLC

With Report of Independent Registered Public Accounting Firm
As of December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66251

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tudor, Pickering, Holt & Co. Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1111 Bagby St, Ste 5100
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexandra Gottschalk	(713) 333-7106	agottschalk@pwpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexandra Gottschalk   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tudor, Pickering, Holt & Co. Securities LLC   , as of 12/31   , 2 022   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VIRGINIA GREEN
Notary Public, State of Texas
Comm. Expires 02-28-2023
Notary ID 131910976

Notary Public

Signature:

Title:
Chief Accounting Officer

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Tudor, Pickering, Holt & Co. Securities LLC

Statement of Financial Condition

December 31, 2022

Contents

Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)



Ernst & Young LLP
One Manhattan West
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Member of Tudor, Pickering, Holt & Co. Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tudor, Pickering, Holt & Co. Securities LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.
February 24, 2023

A member firm of Ernst & Young Global Limited

Tudor, Pickering, Holt & Co. Securities LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$	9,606,605
Receivables from affiliates		7,835,671
Cash surrender value of company-owned life insurance		488,340
Prepaid expenses and other assets		88,016
Other trade receivables, net of allowance for credit losses		254,045
Receivables from broker-dealers		743,209
Total assets	$	19,015,886

Liabilities and Member's Equity

Payables to affiliates	$	4,118,937
Accounts payable, accrued expenses and other liabilities		164,204
Deferred compensation liability		35,211
Total liabilities		4,318,352
Commitments, contingencies and indemnifications (Note 8)		
Member's equity		14,697,534
Total liabilities and member's equity	$	19,015,886

The accompanying notes are an integral part of the Statement of Financial Condition.

Note 1—Organization

Tudor, Pickering, Holt & Co. Securities, Inc., a Texas corporation, was formed in October 2003 under the name Pickering Energy Partners, Inc. On October 1, 2019, Tudor, Pickering, Holt, & Co Securities Inc. was converted into a Texas limited liability company known as Tudor, Pickering, Holt & Co. Securities LLC (the "Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of client securities. Consequently, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company is an introducing broker-dealer and does not maintain any margin accounts, promptly transmits any client funds and delivers any securities received, and does not hold funds or securities for, or owe money or securities to clients. The Company introduces all of its client transactions, which are not reflected within the Statement of Financial Condition, to a clearing broker, which clears such transactions on a fully disclosed basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for uncollateralized margin loans receivable and for losses that result from a counterparty's failure to fulfill its contractual obligations. The right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker. For the year ended December 31, 2022, the Company has not recorded any liabilities with regard to the clearing broker's rights.

The Company provides research on the energy and related industries and related equity and commodity markets. The Company also participates in the brokerage of publicly traded securities for commissions and participates in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston, Texas, and maintains branch or secondary offices in Denver, Colorado and New York, New York. At December 31, 2022, the Company was registered as a broker-dealer in 42 states and territories.

The Company is a wholly owned subsidiary of Perella Weinberg Partners Group LP ("Parent"), a limited partnership wholly owned by PWP Holdings LP. PWP Holdings LP is controlled and partially owned by Perella Weinberg Partners, a publicly traded corporation listed on NASDAQ under the symbol "PWP".

Note 2—Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash includes both cash and interest-bearing money market accounts and cash equivalents are defined as highly liquid investments with original maturities of three months or less from the date of purchase. The Company maintains its cash with a major bank with a high credit rating and it can be withdrawn without restriction. As of December 31, 2022, the Company did not hold any cash equivalents.

Receivables from Broker-Dealers

Receivables from broker-dealers include commissions receivable from the clearing broker and a deposit with the clearing broker, net of any amounts due to the clearing broker related to trades pending as of December 31, 2022. As of December 31, 2022, the balance of the deposit with the clearing broker was $333,340. Under the terms of the agreement with the clearing broker, the Company must maintain either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $250,000 in a deposit account. The Company must maintain the account until the termination of the clearing agreement.

Other Trade Receivables

Other trade receivables are presented net of any allowance for credit losses that are based on the Company's assessment of collectability. The Company regularly reviews its trade receivables for collectability and an allowance is recognized for credit losses, if required. As of December 31, 2022, $10,123 of accrued revenue was included in Other trade receivables on the Statement of Financial Condition. This amount represents amounts due from clients and recognized as revenue in accordance with the Company's revenue recognition policies but remained unbilled, or unsettled as it relates to underwriting accruals, as of December 31, 2022.

Allowance for Credit Losses

The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover estimated losses on other trade receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's historical credit loss experience of its client receivables and taking into consideration current market conditions and supportable forecasts that affect the collectability of the reported amount. The Company updates its average credit loss rates periodically and maintains a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates. The Company also regularly reviews the age of the receivables, credit worthiness of the client and the current economic conditions that may affect a client's ability to pay such amounts owed to the Company; as a result, the Company may recognize a specific credit loss reserve. After concluding that a reserved accounts receivable is no longer collectible, the Company reduces both the gross receivable and the allowance for credit losses. As of December 31, 2022, the Company's allowance for credit losses was immaterial.

Prepaid Expenses and Other Assets

Generally, prepaid expenses comprise the majority of Prepaid expenses and other assets on the Statement of Financial Condition and represent upfront payments for various services, including subscriptions for research services, software licenses, insurance, and annual filing fees net of amortization, which are amortized over the life, related service period or policy.

Revenue Recognition

The services provided under contracts with clients include research and trading services and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service.

Research and Trading Services

The Company provides research on the energy and related industries and related equity and commodity markets. The Company's research clients continuously benefit from the research provided throughout arrangements between the Company and such clients, and accordingly, over time revenue recognition matches the transfer of such benefits. Recipients of this research compensate the Company for these market insights in various ways - by direct payment (the amount of which is typically at the client's discretion based upon the perceived value of the research services provided) or through trades directed through the Company's trading desk (for commission generation) or through third-party commission sharing agreements. These services are sometimes referred to as "soft-dollar arrangements," and the amount of payment is typically based on a percentage of commission income generated from the client's trades executed by the Company. The commission per share and volume of trades are at the client's discretion based upon the perceived value of the research services and trade execution provided. Generally, the Company does not provide trading services separate and apart from research services (i.e., clients do not typically execute trades through the Company in the normal course of business; rather, trade execution is used as a means to be compensated for research services).

Because fees received for research services, and any associated trading services, are typically at the complete discretion of the client and are based on the value the client perceives in the research services provided, the entire transaction price associated with such services is variable. Accordingly, because of the broad range of possible outcomes and the inability to predict the value the client will ascribe to such services, the Company fully constrains the revenue associated with research services, and any associated trading services, until the uncertainty associated with the variable consideration is subsequently resolved, which is typically upon the earlier of receiving an invoice request from the client or receiving payment from the client.

Underwriting Services

Revenue associated with underwriting services includes management fees, selling concessions and underwriting fees attributable to public and private offerings of equity and debt securities. The nature of the Company's underwriting services is raising capital on behalf of an issuer and therefore is typically accounted for as a single performance obligation. A separate performance obligation is identified in instances in which the contract with the client includes an over-allotment option. The Company's underwriting services generally do not meet any of the requirements for revenue to be recognized over time; therefore, the Company typically recognizes underwriting revenue on the pricing date of the offering, which is when the Company receives the pricing wire communication from the lead underwriter detailing the underwriting fees to which the Company is entitled. Similarly, the performance obligation associated with the over-allotment is satisfied at the point in time at which the option is exercised.

The Company's role in underwriting commitments is usually as a co-manager or passive bookrunner, rather than as the lead underwriter. Accordingly, the Company estimates its share of transaction-related expenses incurred by the underwriting syndicate on the pricing date of the offering. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Contract Costs and Contract Balances

Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of underwriting expenses and are expensed on the pricing date of the offering.

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment.

The Company records deferred revenue (otherwise known as contract liabilities) when it receives payments from clients that have not yet been earned or when the Company has an unconditional right to consideration before all performance obligations are complete.

Affiliate Revenue and Expense Allocation

Certain expenses of the Company are processed and paid by its affiliates: the Parent and PWP Employer LP, an entity controlled by PWP Holdings LP. The expenses processed on behalf of the Company by PWP Employer LP relate solely to compensation and employee expenses. Expenses specifically related to the Company are typically paid directly by the Company, whereas shared expenses are paid by the Parent or PWP Employer LP and allocated to each affiliate based upon various allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. See Note 7—Related Party Transactions for further explanation of affiliate transactions.

Compensation and Benefits

Compensation and benefits includes, but is not limited to, salaries, bonuses (discretionary awards and guaranteed amounts), severance, deferred compensation, payroll taxes, benefits and equity-based compensation. In all instances, compensation expense is accrued over the requisite service period. The Company recognizes equity-based compensation expense due to the participation of its employees in the Perella Weinberg Partners 2021 Omnibus Incentive Plan (the "PWP Incentive Plan"), which establishes a plan for the granting of incentive compensation awards measured by reference to PWP Class A common stock.

Income Taxes

The Company is treated as a disregarded entity for state and federal income tax purposes. In accordance with Accounting Standards Codification Topic 740, Income Taxes, the Parent does not allocate consolidated current and deferred income taxes to the Company unless the Company is subject to such income tax.

Recently Adopted and Future Adoption of Accounting Pronouncements

No changes to U.S. GAAP that went into effect during the year ended December 31, 2022 had a material effect on the Company's Statement of Financial Condition. Furthermore, no changes to U.S. GAAP that are not yet effective are expected to have a material effect on the Company's Statement of Financial Condition

Note 3—Revenue from Contracts with Customers

As of December 31, 2022, the Company recorded $19,058 of deferred revenue in Accounts payable, accrued expenses and other liabilities within the Statement of Financial Condition.

Note 4—Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2022, the Company had net capital of $6,519,802, which resulted in excess net capital of $6,231,912. The Company's ratio of aggregate indebtedness to net capital was 0.66 to 1. Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the Rule or other regulations.

During the year ended December 31, 2022, the Company was required to provide insurance covering any and all acts of the Company's employees, agents and partners of at least $600,000. The Company is required to be in compliance with applicable local, state and federal regulations.

The Company does not carry client accounts and does not otherwise hold funds or securities for, or owe money or securities to, clients, and accordingly, is exempt from the Customer Protection Rule (SEC Rule 15c3-3).

Note 5—Fair Value Measurements

Fair value is generally based on quoted prices, however if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument, the characteristics specific to the instrument and the state of the marketplace (including the existence and transparency of transactions between market participants). Financial instruments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

> Level 1—Unadjusted quoted prices are available in active markets for identical financial instruments as of the reporting date.

> Level 2—Pricing inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

> Level 3—Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

The fair values of cash and cash equivalents, receivables from affiliates, receivables from broker-dealers, payables to affiliates, accounts payable and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these items.

Fair Value of Financial Instruments

The following table summarizes the categorization and fair value estimate of the Company's financial instruments that are measured on a recurring basis pursuant to the above fair value hierarchy levels as of December 31, 2022:

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Financial asset				
Cash surrender value of company-owned life insurance..		$ 488,340		$ 488,340

The Company had no transfers between fair value levels during the year ended December 31, 2022.

Cash surrender value of company-owned life insurance is reported in the Statement of Financial Condition at the amount that could be realized under the contract as of December 31, 2022, which approximates fair value. Refer to Note 6—Compensation and Benefits for further information.

Note 6—Compensation and Benefits

Compensation and benefits includes, but is not limited to, salaries, bonuses (discretionary awards and guaranteed amounts), severance, deferred compensation, payroll taxes, benefits and equity-based compensation. In all instances, compensation expense is accrued over the requisite service period.

Benefit Plans

The Company's employees participate in a defined contribution pension plan qualified under Section 401(k) of the Internal Revenue Code and sponsored by the Parent.

Equity-Based Compensation

Certain employees of the Company and others providing services to the Company participate in the PWP Incentive Plan, which establishes a plan for the granting of incentive compensation awards measured by reference to PWP Class A common stock. The PWP Incentive Plan allows for the granting of options, stock appreciation rights, restricted stock, restricted stock units, performance restricted stock units, stock bonuses, other stock-based awards, cash awards or any combination of the foregoing. Equity-based compensation expense is based on the estimated fair value of the awards at the grant date. PWP accounts for forfeitures of awards as they occur rather than applying an estimated forfeiture rate. For an award with service-only conditions that has a graded vesting schedule, PWP recognizes the compensation cost for the entire award on a straight-line basis over the requisite service period, ensuring that the amount recognized is at least equal to the vested portion of the award at each reporting date.

The Company recognizes a corresponding charge to Payables to affiliates for any equity-based compensation. The impact of awards forfeited by employees of the Company is captured in the expense amount recognized by the Company.

Deferred Compensation Plan and Company-Owned Life Insurance

The Company previously established a nonqualified deferred compensation plan ("DCP") covering certain employees. The DCP was suspended during 2011 and therefore no deferrals have been made since that date. The DCP participants were allowed to elect certain hypothetical investments in which their deferrals were deemed to be invested for purposes of measuring the allocation of net income or net losses to each participant. Based upon the fair value of each participant's hypothetical investments, the DCP obligation at December 31, 2022 was $35,211 and annual distributions are expected through 2023. During 2022, distributions of $185,086 were made from the DCP.

The Company maintains company-owned life insurance policies which are designed to offset a portion of the DCP liability. The policies are reported in the Statement of Financial Condition at the cash surrender value or the amount that could be realized under the contract as of December 31, 2022 of $488,340.

Note 7—Related Party Transactions

Transfer Pricing

The Company and its domestic and foreign affiliates provide financial advisory services as part of a globally integrated network. As such, each affiliate contributes activities which add to the reputation, knowledge, experience, thought leadership, and client relationships of the global organization. The income of the Company and its affiliates is generated by the origination and execution efforts of professionals that reside in the UK, France, Germany, Canada and the United States, working cooperatively to serve clients. The Company and its affiliates generate revenues and meet the needs of clients primarily based on the knowledge and experience of its professionals. These individuals have developed valuable know-how through training, experience, service development efforts, and by applying their knowledge to provide solutions to client issues. Once certain skills have been developed by its employees for a particular client or issue, they are often applied in similar situations for different clients. Helping professionals to acquire and develop the skills which clients demand, and facilitating knowledge sharing between and among professionals in different locations, is part of the globally coordinated services model which the Company and its affiliates use to serve their clients.

Based upon the interconnectedness of the globally coordinated services model, the Company and its affiliates concluded that it was appropriate to apply a global transfer pricing policy using the Profit Split Method. Under this method, the profits associated with the joint client advisory operations are allocated among the Company and its domestic and foreign affiliates based on each entity's share of costs. As an ex post measure of the profit split, profits have been allocated such that each affiliate earns the same operating margin (i.e., the ratio of operating profit to revenues).

Distributions

During the year ended December 31, 2022, the Company made distributions to the Parent totaling $10.0 million in the ordinary course of business.

Affiliate Expense Allocation

The Company receives administrative services including, but not limited to, legal, accounting, information technology, human resources, incentive compensation plans and other support provided by the Parent and PWP Employer LP. Where feasible to specifically attribute such expenses to the activities of the Company, the amounts have been expensed directly by the Company. Allocations of expenses not directly attributable to the Company reflect the utilization of services provided or benefits received by the Company presented on a consistent basis based on the most relevant measure, such as relative usage, pro-rata basis of headcount, or square footage.

Other Related Party Transactions

The Company is included in the combined Texas state franchise tax return with its affiliates. An affiliate remits all Texas state franchise tax payments to the taxing authority and the Company reimburses the affiliate for any taxes paid on its behalf.

Outstanding Receivables and Payables

As of December 31, 2022, the Company has outstanding receivables from and payables to affiliates related to the above transactions which are shown separately on the Statement of Financial Condition. The Company typically settles receivables and payables with affiliates through netting against subsequent payables and receivables or in cash within 12 months of incurrence.

Note 8—Commitments, Contingencies and Indemnifications

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Note 9—Concentration of Credit Risk and Sector Risk

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

Other trade receivables represents amounts due from counterparties within the energy industry. As of December 31, 2022, certain trade receivables in the aggregate amount of $376,934 were individually greater than 10% of the Company's gross accounts receivable and was concentrated with one counterparty. Of that amount, all was received subsequent to December 31, 2022.

Note 10—Business Information

The Company's activities providing services for underwriting of securities offered for sale in public markets, commissions for the brokerage of publicly traded securities and equity research constitute a single business segment. The Company is organized as one operating segment in order to maximize the value of advice to clients by drawing upon the diversified expertise and broad relationships of its senior professionals across the Company. The Company has a single operating segment and therefore a single reportable segment.

Note 11—Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2023, which is the date the Statement of Financial Condition was available for issuance.

In January 2023, the Company received $487,744 in cash value for company-owned life insurance policies surrendered. Subsequent to this cash receipt, no company-owned life insurance policies remain outstanding.

On February 1, 2023, the Company made a $2,099,673 distribution to the Parent.